Exhibit 99.1

RED FOOTBALL LIMITED

Second Quarter and Year to Date Results

Fiscal Year Ended 30 June 2014

Bond Group Parent: Red Football Limited

Bond Issuer: MU Finance plc

19 February 2014

CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial statements of Red Football Limited as at and for the three and six months ended 31 December 2013 and 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, and the Companies Act 2006.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 31 December		Six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Commercial revenue	42,296	35,514	102,153	78,544
Broadcasting revenue	46,923	39,508	66,253	53,230
Matchday revenue	33,708	35,034	53,042	54,598
Group revenue	122,927	110,056	221,448	186,372

Employee benefit expenses	(51,604)	(44,214)	(104,499)	(84,486)
Other operating expenses	(19,712)	(15,662)	(43,100)	(35,363)
Operating profit before depreciation, amortization of, and profit on disposal of, players’ registrations, and exceptional items (“adjusted EBITDA”)	51,611	50,180	73,849	66,523
Depreciation	(2,085)	(1,852)	(4,068)	(3,769)
Amortization of players’ registrations	(13,418)	(10,660)	(25,322)	(20,483)
Exceptional items	(293)	—	(293)	—
Operating profit before profit on disposal of players’ registrations	35,815	37,668	44,166	42,271
Profit on disposal of players’ registrations	846	687	1,842	5,505
Operating profit	36,661	38,355	46,008	47,776
Net interest payable on loans, deferred element of terminated interest rate swap and unwinding of discount factors	(629)	(802)	(1,283)	(1,483)
Interest payable on secured term loan and senior secured notes	(4,656)	(7,688)	(9,572)	(16,741)
Amortization of issue discount and debt issue/finance costs	(331)	(495)	(627)	(3,567)
Premium on repurchase of senior secured notes	—	—		(5,244)
Foreign exchange gains/(losses) on US dollar bank accounts	318	(1,464)	(2,696)	(1,580)
Foreign exchange gains on US dollar secured term loan and senior secured notes	—	1,165	—	8,809
Fair value movement on derivative financial instruments	(665)	73	(1,550)	57
Hedge ineffectiveness on cash flow hedges	248	—	248	—
Net finance costs	(5,715)	(9,211)	(15,480)	(19,749)
Profit before tax	30,946	29,144	30,528	28,027
Tax expense	(13,175)	(9,662)	(10,759)	(9,763)
Profit for the period	17,771	19,482	19,769	18,264

Attributable to:
Owners of the parent	17,771	19,395	19,769	18,095
Non-controlling interests	—	87	—	169
	17,771	19,482	19,769	18,264

INTERIM CONSOLIDATED BALANCE SHEET - UNAUDITED

		At 31 December
	Note	2013 £’000	2012 £’000
ASSETS
Non-current assets
Property, plant and equipment		256,511	253,609
Investment property		13,728	14,140
Goodwill		421,453	421,453
Players’ registrations		132,123	125,945
Derivative financial instruments		1,013	—
Trade and other receivables	1	141	1,500
		824,969	816,647
Current assets
Derivative financial instruments		201	161
Trade and other receivables	1	682,901	672,613
Current tax receivable		—	2,500
Cash and cash equivalents		71,930	66,625
		755,032	741,899
Total assets		1,580,001	1,558,546

EQUITY AND LIABILITIES
Equity
Share capital		—	—
Capital contribution reserve		474,203	474,684
Hedging reserve		24,446	1
Retained earnings		428,343	435,364
Equity attributable to owners of the parent		926,992	910,049
Non-controlling interest		—	(1,834)
		926,992	908,215
Non-current liabilities
Derivative financial instruments		1,864	1,629
Trade and other payables	2	14,829	21,086
Borrowings		341,121	349,005
Deferred revenue		12,828	4,888
Provisions		—	1,158
Deferred tax liabilities		22,184	28,161
		392,826	405,927
Current liabilities
Derivative financial instruments		1,048	60
Current tax liabilities		5,560	1,128
Trade and other payables	2	107,647	93,441
Borrowings		15,438	17,625
Deferred revenue		130,490	131,712
Provisions		—	438
		260,183	244,404
Total equity and liabilities		1,580,001	1,558,546

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three months ended 31 December		Six months ended 31 December
	2013	2012	2013	2012
Cash flows from operating activities
Profit before tax	30,946	29,144	30,528	28,027
Depreciation charges	2,085	1,852	4,068	3,769
Impairment charges	293	—	293	—
Amortization of players’ registrations	13,418	10,660	25,322	20,483
Profit on disposal of players’ registrations	(846)	(687)	(1,842)	(5,505)
Net finance costs	5,715	9,211	15,480	19,749
Profit on disposal of property, plant and equipment	(43)	—	(43)	—
Equity-settled share based payments	—	154	—	481
Exchange losses on operating activities	367	—	367	—
Fair value losses/(gains) on derivative financial instruments	34	102	(126)	(9)
Reclassified from hedging reserve	(330)	—	(518)	—
(Increase)/decrease in trade and other receivables	(3,936)	8,140	(3,400)	11,400
Decrease in trade and other payables and deferred revenue	(44,086)	(30,506)	(33,401)	(16,296)
Decrease in provisions	(1,315)	(90)	(1,475)	(236)
Cash generated from operations	2,302	27,980	35,253	61,863
Debt finance costs relating to borrowings	(104)	—	(123)	—
Interest paid	(4,818)	(3,431)	(13,964)	(27,934)
Interest received	48	72	107	157
Income tax (paid)/refund	(759)	802	(1,246)	600
Net cash (used in)/generated from operating activities	(3,331)	25,423	20,027	34,686
Cash flows from investing activities
Purchases of property, plant and equipment	(2,785)	(5,942)	(6,878)	(9,338)
Proceeds from sale of property, plant and equipment	50	—	50	—
Purchases of players’ registrations	(3,837)	(3,361)	(37,287)	(38,258)
Proceeds from sale of players’ registrations	401	999	7,056	6,363
Net cash used in investing activities	(6,171)	(8,304)	(37,059)	(41,233)
Cash flows from financing activities
Capital contribution	—	—	—	68,404
Repayment of borrowings	(96)	(92)	(187)	(62,796)
Loan to parent undertaking	(411)	(1,459)	(592)	(1,459)
Net cash (used in)/generated from financing activities	(507)	(1,551)	(779)	4,149
Net (decrease)/increase in cash and cash equivalents	(10,009)	15,568	(17,811)	(2,398)
Cash and cash equivalents at beginning of period	83,384	52,521	94,200	70,603
Exchange losses on cash and cash equivalents	(1,445)	(1,464)	(4,459)	(1,580)
Cash and cash equivalents at end of period	71,930	66,625	71,930	66,625

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1. Trade and other receivables

	At 31 December
	2013 £’000	2012 £’000
Net trade receivables	18,096	22,775
Receivables owed by group undertakings	614,114	610,643
Other receivables	217	267
Accrued income	37,200	30,624
	669,627	664,309
Prepayments	13,415	9,804
	683,042	674,113
Less: non-current portion:
Trade receivables	141	1,500
Non-current trade and other receivables	141	1,500
Current trade and other receivables	682,901	672,613

2.Trade and other payables

	At 31 December
	2013 £’000	2012 £’000
Trade payables	39,623	31,924
Payables owed to group undertakings	40,473	27,891
Other payables	14,242	18,538
Accrued expenses	20,999	26,049
	115,337	104,402
Social security and other taxes	7,139	10,125
	122,476	114,527
Less: non-current portion:
Trade payables	6,955	7,639
Other payables	7,874	13,447
Non-current trade and other payables	14,829	21,086
Current trade and other payables	107,647	93,441